

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 11, 2017

Via E-mail
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re:** **Legacy Acquisition Corp.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 20, 2017**
> **CIK No. 0001698113**

Dear Mr. Rigaud:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Underwriting, page 141

1. Disclose the identities of the institutional investors mentioned on page 118 who have indicated an interest in participating in this offering.

Exhibits Index, page II-8

2. We note you have added director nominees. Provide all consents required by Rule 438.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP